Jule's Foods

Profit and Loss
January - December 2019

	TOTAL
Income	
Billable Expense Income	400.44
Discounts given	-1,165.20
Sales	68,677.79
Sales of Product Income	0.00
Shipping Income	1,615.00
Total Income	**$69,528.03**
Cost of Goods Sold	
Cost of Goods Sold	30,228.13
Shipping	4,724.58
Total Cost of Goods Sold	**$34,952.71**
GROSS PROFIT	**$34,575.32**
Expenses	
Advertising & Marketing	10,958.92
Auto Expense	2,000.00
Bank Charges & Fees	58.94
Car & Truck	2,065.19
Depreciation Expense	12,925.00
Insurance	5,391.44
Legal & Professional Services	1,390.00
Meals & Entertainment	8,028.72
Medical Expense	13.00
Office Supplies & Software	3,221.59
QuickBooks Payments Fees	113.29
Rent & Lease	16,929.20
Repairs & Maintenance	250.00
Shipping, Freight & Delivery	2,046.07
Supplies & Materials	17,413.34
Taxes & Licenses	2,029.00
Travel	4,856.40
Utilities	89.91
Total Expenses	**$89,780.01**
NET OPERATING INCOME	**$ -55,204.69**
Other Expenses	
Other Miscellaneous Expense	24.97
Reconciliation Discrepancies	42.00
Total Other Expenses	**$66.97**
NET OTHER INCOME	**$ -66.97**
NET INCOME	**$ -55,271.66**